Piscataway,  NJ - July 20, 1999 - DiaSorin  Inc.,  the Medical
Systems Division of American Standard Companies Inc. (NYSE: ASD), today reported its discovery of a new virus linked to liver disease of previously unknown cause. The virus, SEN-V, was discovered by Dr. Daniele Primi and his research team at the DiaSorin Biomolecular Research Center in Brescia, Italy.



                  The newly discovered virus is highly associated with acute and chronic hepatitis, probably accounting for a majority of cases of viral hepatitis of unknown origin. Viral hepatitis is a serious health problem with as many as 5.2 million people in the United States infected with acute or chronic viral hepatitis. While statistical data on incidence varies from country to country, five viruses (A,B,C,D,E) are known to cause 80-90% of the cases worldwide, but 10-20% are of unknown origin.



                  The newly discovered virus is blood-borne, placing transfused patients and intravenous drug users at risk. While no blood screening system exists currently for the new virus, appropriate screening of blood and blood products in the future may control its spread. In this regard, it is estimated that worldwide approximately 50 million units of blood are drawn annually.


                  Dr. Harvey Alter, a world authority on hepatitis research and Chief of the Infectious Diseases Section, Department of Transfusion Medicine at the Clinical Center, National Institutes of Health (NIH), Bethesda, MD, independently confirmed the clinical significance of the new virus.


                  "These data suggest that this new virus accounts for a significant proportion of transfusion-associated hepatitis of unknown origin. Though the data are preliminary, it is striking that such a high percentage (approximately 80%) of these cases demonstrated new SEN-V infection in association with transfusion and that the incidence of infection in various control populations was very low (1-8%). A great deal of work remains to be done to confirm and expand these findings, but thus far this is the best candidate virus to account for previously unexplained hepatitis that I have observed."


Professor  Mario  Rizzetto,  an  internationally   recognized  expert  on  viral
hepatitis  from the  University  of Torino,  Italy,  also  helped to confirm Dr.
Primi's findings through epidemiological and clinical studies during early phases of the project.

Research to date includes analysis of nearly 600 sera. In 31 cases of non-A/non-E hepatitis, the virus was found in 68% of chronic cases and 83% of post-transfusion cases. The prevalence of the virus in the general population is less than one per cent.

                  Dr. Primi and his research team have characterized the unique genomic sequences of the new virus and developed prototype assays. DiaSorin filed patent applications covering this discovery in 1998. The research team is conducting additional research to isolate and characterize the viral particle. Expanded clinical studies are also being conducted in collaboration with the National Institutes of Health to understand further the dynamics of immune response and the clinical implications of the virus. Initial studies reveal that approximately 30% of HIV patients are also infected with the new virus. DiaSorin expects to publish these results in the next several months.


"DiaSorin's growing pipeline of innovative medical diagnostics - including breath testing and the Copalis(R) multiplex technology for near patient diagnostics(R) - is fueled by the trailblazing work of our research center," said Dr. Jorge A. Leon, Chief Scientific Officer for American Standard's Medical Systems Group. "The discovery of new infectious agents using molecular biology and immunology techniques gives DiaSorin a distinct advantage in developing diagnostic solutions and new therapeutic targets for the world's health care problems in the next century."

Fred Allardyce, Senior Vice President of American Standard's Medical Systems Group commented, "Under the leadership of Dr. Primi, DiaSorin's research team based in Brecia, Italy, is using the most advanced techniques to identify new viruses. The discovery of this new virus has significant clinical implications. It could refine the diagnostic evaluation of liver disease, and, when used as a screening test, could improve the safety of the blood supply."

Because of the far-reaching implications of the discovery and interest throughout the worldwide community, DiaSorin has established an electronic mailing list for updates on the virus as new information becomes available. Those interested can register at www.diasorin.com.

American Standard is the global, diversified manufacturer of Trane(R) and American Standard(R) air conditioning products, American Standard(R), Ideal Standard(R), Standard(R) , Porcher(R), Armitage Shanks(R) and Dolomite(R) plumbing products, WABCO(R) commercial and utility vehicle braking and control systems, Copalis(R) and Pylori-Chek (TM) medical diagnostic systems and DiaSorin(TM) medical diagnostic products.